April 1, 2011

Mr. Rufus Decker
Accounting Branch Chief
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re:	Gafisa S.A. (“Gafisa” or the “Company”)
Form 20-F for the Fiscal Year Ended December 31, 2009
Filed on March 10, 2010
File No. 001-33356

Dear Mr. Decker:

Set forth below is Gafisa’s response to your letter dated March 15, 2011 relating to Gafisa’s Form 20-F for the year ended December 31, 2009 (the “2009 Form 20-F”).  To assist in the Staff’s review of the responses, each response is preceded with the text (in bold type) of the comment as stated in your letter.

Capitalized terms used in the responses set forth below and not otherwise defined herein have the meanings set forth in the Form 20-F.

General

1.
Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings. Some of our comments refer to US GAAP literature. If your accounting under Brazilian GAAP differs from your accounting under US GAAP, please also show us the additional disclosures that will be included in your US GAAP reconciliation footnote.

The Company acknowledges the Staff’s comment and will provide additional disclosures or revisions in future filings, as appropriate, as set forth below.

As indicated in our response to Comment 6 below, the Company has filed a Form 6-K on the date hereof indicating the need to restate its financial statements included in the 2009 Form 20-F for the matters discussed in Comments 3 and 6 below.  In such amended filing, the Company will also revise certain disclosures as previously indicated to the Staff.

The Company intends to provide the Staff with a copy of the draft amended 2009 Form 20-F prior to its filing.

Mr. Rufus Decker	2	April 1, 2011

Item 3 – Information on the Company
Overview of Residential Buildings, page 25

2.
We note your responses to comment two and four from our letter dated February 18, 2011. For projects where development has not yet commenced, please tell us and revise your future filings to explain your process for evaluating the current market value of each property.  In some cases, your response letter states that land sales experts have performed studies indicating that no losses are expected.  However in other cases, you simply indicate that you have no reason to believe the carrying value of a property is greater than its market value and it is unclear how you arrived at this conclusion (for example, projects marked b) through g) in your response to comment four). Please revise your discussion of impairment policies under U.S. GAAP to disclose the extent to which you rely on third party appraisals to determine market value of properties held for future development and how frequently these appraisals are updated.  Please also revise your discussion of impairment policies under U.S. GAAP to clarify that you consider impairment at the level of each individual project, as indicated in your response to comment six from our letter dated February 19, 2011.

The Company acknowledges the Staff’s comment and will provide more comprehensive disclosures in the amended and future filings about impairment policies as discussed below.

The projects where development has not yet commenced include the following:

From the Company’s response to Comment 2:

a)	Residencial Monte Cristo

This development will be re-launched in May 2015 and based on the Company’s business plan, it has a total estimated sales value of R$8,731 thousand with a gross margin of 26%

From the Company’s response to Comment 4:

b)	Residencial Mogi das Cruzes

This development will be re-launched in August 2011 and, based on the Company’s business plan, it has a total estimated sales value of R$20,237 thousand with a gross margin of 24%.

c)	Residencial Bunkyo

This development will be re-launched in June 2011 and, based on the Company’s business plan, it has a total estimated sales value of R$28,455 thousand with a gross margin of 23%.

d)	Residencial Recanto dos Passaros

This development will be re-launched in August 2012 and, based on the Company’s business plan, it has a total estimated sales value of R$23,592 thousand with a gross margin of 28%.

e)	Residencial Estrela Nova I

This development will be re-launched in May 2011 and, based on the Company’s business plan, it has a total estimated sales value of R$ 15,840 thousand with gross margin of 23%.

Mr. Rufus Decker	3	April 1, 2011

f)	Parque Montebello Life I

This development will be re-launched in June 2011 and, based on the Company’s business plan, it has a total estimated sales value of R$ 16,100 thousand with a gross margin of 19%.

g)	Residencial Millenium

This development will be re-launched in May 2011 and, based on the Company’s business plan, it has a total estimated sales value of R$36,932 thousand with a gross margin of 35%.

The Company advises the Staff that the combined book value of these property assets is R$ 10,880 thousand, which represents approximately 0.01% of the Company’s inventory balances as of December 31, 2009.

The Company does not use external land sales experts in connection with determining whether book value exceeds market value.  Instead, the Company has applied the criteria in the following paragraph to each of the above properties.

In accordance with the Company’s internal policy, each individual project launched has been internally evaluated taking into consideration the following: (1) assumptions for market, sales forecast, economics and operational conditions; (2) cash flow analysis using the discounted cash flow method; (3) approval by an investment committee; and (4) inclusion in the business plan regarding the timetable and backlog for development releases.  This process is part of the Company’s corporate governance practices. The Company updates the assumptions on an annual basis and considers the continuing viability for each project for impairment test purposes.

For the properties noted above, the Company’s cash flows analysis supports that the book value is not impaired.

In the Company’s response dated March 4, 2011, page 9, item h), the Company identifies certain properties held in its land bank and expects no losses on such properties based on information provided by land sales experts/brokers. The Company notes that Residencial Vale Nevado noted on page 10 item m) should also be included.  These properties are held for sale as of December 31, 2009. The Company notes that the information provided by real estate experts does not constitute an appraisal.  This information is based on our internal technical and commercial expertise, as well as external information from real estate brokers.

The Company respectfully submits that  the combined book value of these properties is R$9,713 thousand, which represents approximately 0.01% of the Company’s inventory at December 31, 2009.

The Company does not rely on third party appraisals to determine market value of properties held for future development for either Brazil GAAP or US GAAP. See pages F-22 and F-26 of the 2009 Form 20-F for a discussion of the Company’s accounting policy for impairment.

The Company has not previously disclosed a US GAAP accounting policy but will include the following in future filings:

Mr. Rufus Decker	4	April 1, 2011

US GAAP Accounting Policy

The Company reviews each individual property annually for impairment which includes a profitability assessment. For those developments operating below certain profitability thresholds, or where other negative factors, such as a decline in market or economic conditions in the market where the individual property is located, or high cancellation rates and a significant increase in speculative inventory in the general market exist, the Company determines the estimated fair value of those developments and whether the estimated fair value exceeds their carrying value. The Company uses an undiscounted cash flows model for estimating fair value.

Customer Financing, page 38

3.
We note your response to comment seven and await your consideration of the default rates and termination practices and their impact on your accounting policies for U.S. GAAP revenue recognition for the periods presented in your 2009 Form 20-F.

The Company continues to work diligently on the quantification of effects related to EITF Issue 06-08 “Applicability of the Assessment of a Buyer’s Continuing Investment under FASB Statement No. 66 for Sale of Condominiums” requiring amounts potentially refundable to a customer to be excluded from the initial and continuing investments tests required by ASC 306.20.40.  While the calculations have not yet been completed, the Company has concluded such quantification will likely generate the need to restate the “Supplemental Information – Summary of Principal Differences Between Brazilian GAAP and U S GAAP” as presented in its 2009 Form 20-F. The Company will provide the information as soon as possible and include the results in the amended Form 20-F filing discussed in the Company’s response to Comment 1 above.

4.
We note your response to comment eight from our letter dated February 28, 2011.  Please differentiate in your filing disclosure between how, under U.S. GAAP, you account for 1) the portion of the deposit paid by your customer but retained by you as a “penalty” for default and 2) the portion of the deposit paid by your customer but refunded to them by you after agreeing to their default.  In addition, please supplementally explain your basis for recording amounts received for penalties as reductions of operating revenue as you state in your response. They would appear to represent a credit and not a debit to your statement of income.

As discussed in our response dated March 4, 2011, the Gafisa and Tenda customer contracts include penalties for default.  In the event the Company agrees to default and revenue recognition has commenced, then revenue and expense is derecognized and the customer deposit liability is restored.  The penalty is calculated pursuant to the customer contract to determine how the deposit liability should be settled. Upon settlement of the deposit liability, the Company records a credit to “Real estate development sales” within “Gross operating revenue” in the statement of income for the penalty retained.  If such settlement calculation requires a return of some portion of the deposit, then the Company records an account payable for such amount due.  If revenue recognition has not commenced the Company settles the deposit liability and records the accounting consequences in the same manner. The accounting policy and amounts recorded will be addressed in future filings.

Please be advised that amounts retained for penalties are recorded as a credit to “Real estate development sales” within “Gross operating revenue” in the statement of income.   The Company’s previous statement that such penalties were treated as a reduction of operating revenues was in error.

Mr. Rufus Decker	5	April 1, 2011

Item 5 – Operating and Financial Review and Prospects

Business Segments, page 66

5.
We note your response to comment nine from our letter dated February 28, 2011.  It is unclear why you assert changes in the mix of the types of developments under construction have not materially affected each segment’s results of operations. We note that your MD&A disclosures on page 67 and your proposed MD&A disclosures in response to comment ten both make mention of changes in the mix of products sold as factor affecting your profitability and net operating revenue.  Please revise your MD&A to describe how the mix of the types of developments under construction has changed for each of your segments during the periods presented and discuss how the change in the mix affected each segment’s results of operations and your overall liquidity, if applicable.

On page 67 of the Company’s MD&A, the Company states that Gafisa gross margin percentages changes were partially attributable to product mix.   That statement will be revised in future filings.  Product mix did not play a significant role in the variability of any of the Company’s segments.

As noted on page 67 of the Company’s 2009 Form 20-F, the principal reason for the lower 2009 gross margin, when compared to 2008, was related to higher than expected construction expenses. As a result of lower productivity faced in some projects, mainly due to the lack of trained personnel, elevated labor expenses  and higher than expected  inflationary pressure over labor of 7.74% and also an increase in some construction materials cost based on National Construction Cost Index – INCC of 3.25% in  2009. During 2009, the Company changed its approach to new launch activity and focused on inventory reduction, decreasing its launched volume from R$ 4.2 billion in 2008 to R$ 2.3 billion in 2009 (a decline of 45.5%). On the other hand, the sales volume increased from R$ 2.6 billion in 2008 to R$ 3.2 billion in 2009 (an increase of 26%).

As a consequence of the reduction of the Company inventory volume, some of these units sold were linked to projects with lower margins, impacting its 2009 results of operations. As previously noted, this lower margin is mainly related to cost overrun associated with geographical expansion and some projects in Rio de Janeiro where we faced lower than expected productivity and higher than average inflationary pressure over or costs.

Audited Consolidated Financials
Note 25 – Supplemental Information – Summary of Principal Difference Between
Brazilian GAAP and U.S.GAAP.

(d) U.S.GAAP condensed consolidated financial information, page F-88

6.
We note your response to comment 12 from our letter dated February 18, 2011. We would like to understand how you determined that the exclusion of a cash flow statement in compliance with IAS 7 was not a material error that would require an amendment of your Form 20-F for the year ended December 31, 2009.  Therefore, as previously requested, please supplementally provide us with statements of cash flow in compliance with IAS 7 for the periods presented in your 2009 Form 20-F so that we can understand how these cash flow statements would have differed from the Brazilian GAAP cash flow statements presented in your filing.  Please also ensure your materiality analysis under SAB Topic 1:M addresses how the errors in the presentation of your cash and cash equivalents under U.S. GAAP were neither quantitatively nor qualitatively material.

Mr. Rufus Decker	6	April 1, 2011

Upon further evaluation, the Company has concluded that the aforementioned misclassification of cash equivalent balances as well as the omission of a US GAAP consolidated statement of cash flows could be perceived as material, and is thus best corrected through a restatement of its previous 2009 Form 20-F rather than retrospective adjustment in future filings.   Accordingly and as indicated in our response to Comment 1 above, the Company will be amending its 2009 Form 20-F for these and other matters.

As requested by the Staff, the Company is supplementally providing its unaudited statements of cash flow in compliance with IAS 7 for the years presented in the 2009 Form 20-F to allow the Staff to better understand how these cash flow statements would have differed from the Brazilian GAAP cash flow statements presented in the Company’s 2009 Form 20-F. The balances are subject to change to the extent the underlying accounts are amended.

Statement of cash flow according to IAS 7- Unaudited

R$ thousands	2009	2008	2007

Cash flows from operating activities
Net income for the year before taxes	380,346	210,051	128,058

Adjustments to reconcile net income to net cash used in operating activities
Depreciation and amortization	34,170	52,635	38,696
Disposal of fixed assets	5,251	-	-
Stock option expenses	14,427	26,138	17,820
Deferred gain on sale of investment	(169,394)	(41,008)	-
Unrealized interest and charges, net	141,148	116,771	22,934
Warranty provision	7,908	5,112	2,751
Provision for contingencies	63,975	13,933	-
Provision for profit sharing	28,237	-	25,424
Allowance (reversal) for doubtful accounts	(974)	10,359	-

Changes in assets and liabilities
Receivables from clients	(1,657,128)	(591,202)	(436,691)
Properties for sale	280,519	(703,069)	(579,496)
Other accounts receivable	56,565	(65,344)	(6,011)
Prepaid expenses and other	15,133	(24,383)	12,448
Obligations for real estate developments	-	-	(6,733)
Obligations for purchase of land and Advances from clients	(38,881)	184,181	156,533
Taxes and contributions	25,010	38,977	28,718
Materials and service suppliers	81,431	(14,363)	60,982
Salaries, payroll charges	3,390	(19,475)	20,428
Investors payable and others	36,783	12,613	74,427

Cash used in operating activities	(692,084)	(788,074)	(439,712)

Cash flows from investing activities
Cash acquired at Tenda	-	66,904	-
Purchase of property and equipment	(45,109)	(63,127)	(61,279)
Investments in marketable securities	(1,731,411)	(235,130)	(993,648)
Withdraw of marketable securities	1,014,356	118,866	695,852
Acquisition of investments in subsidiaries	-	(15,000)	(78,160)

Cash used in investing activities	(762,164)	(127,487)	(437,235)

Mr. Rufus Decker	7	April 1, 2011

Cash flows from financing activities
Capital increase	9,736	7,671	496,075
Sale of treasury shares	82,045	-	-
Redeemable quotas of Investment Fund of Receivables	41,308	-	-
Assignment of credits receivable	69,316	-	-
Stock issuance expenses		-	(19,915)
Loans and financing obtained	2,259,663	775,906	426,969
Repayment of loans and financing	(860,978)	(145,697)	(51,737)
Contributions from venture partners	-	300,000	-
Assignment of credits receivable, net	860	916	2,225
Dividends paid – shareholders’	(26,058)	(26,979)	(10,988)
Taxes paid	(20,147)	(24,437)	(12,217)

Cash provided by financing activities	1,555,745	887,380	830,412

Net increase in cash and cash equivalents	101,497	(28,181)	(46,535)

Cash and cash equivalents
At the beginning of the year	191,443	219,624	266,159
At the end of the year	292,940	191,442	219,624

The Company has yet to prepare a US GAAP consolidated statement of cash flows, which it will include in its amended 2009 Form 20-F

*      *      *      *      *      *

As requested, Gafisa acknowledges the following:

•	Gafisa is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Gafisa comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Gafisa may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

Gafisa would appreciate receiving any further questions or comments that the Staff may have regarding this letter at the Staff’s earliest convenience.

Sincerely yours,

/s/ Alceu Duilio Calciolari
Alceu Duilio Calciolari
Chief Financial Officer and Investor Relations Officer
Gafisa S.A.

cc:   Manuel Garciadiaz, Esq. (Davis Polk & Wardwell LLP)
Daniel Gomes Maranhão Junior (Ernst & Young Terco Auditores Indep. Soc. Simples)